--------------------------------------------------------------------------------


                                    FORM 11-K





                 ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE
                         SECURITIES EXCHANGE ACT OF 1934




                   FOR THE FISCAL YEAR ENDED DECEMBER 31, 1996
                                             -----------------




                         COMMISSION FILE NUMBER 2-91694
                                                -------






                  INSTRON CORPORATION SAVINGS AND SECURITY PLAN
                            (Full title of the plan)











                               INSTRON CORPORATION
                                100 ROYALL STREET
                           CANTON, MASSACHUSETTS 02021
   (Name and address of principal executive office of issuer of the securities held pursuant to the plan)



--------------------------------------------------------------------------------

                                 SIGNATURE
                                 ---------



Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant, has duly caused this amendment to be signed on its behalf by the undersigned, thereunto duly authorized.











June 26, 1997

                                                     INSTRON CORPORATION





                                                     By: /s/John R. Barrett
                                                         --------------------
                                                         John R. Barrett
                                                         Treasurer

                               INSTRON CORPORATION
                            SAVINGS AND SECURITY PLAN

                              FINANCIAL STATEMENTS

                                DECEMBER 31, 1996

   Financial Statements and Exhibits
   ---------------------------------

                                                                     Page No.
                                                                     --------

   a. Financial Statements

      Report of Independent Accountants                                 5

      Statements of Financial Condition as
       of December 31, 1996 and 1995                                    6

      Statements of Income and Changes in Plan
       Equity for the years ended December 31, 1996,
       December 31, 1995 and December 31, 1994                          7

      Notes to Financial Statements                                     8-22


   b. Exhibits

      Exhibit I - Consent of Independent Accountants                    23

                        REPORT OF INDEPENDENT ACCOUNTANTS
                        ---------------------------------


To the Participants and Administrator
of the Instron Corporation Savings and
Security Plan


We have audited the accompanying statements of financial condition of Instron Corporation Savings and Security Plan as of December 31, 1996 and 1995, and the related statements of income and changes in plan equity for each of the three years in the period ended December 31, 1996. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Instron Corporation Savings and Security Plan as of December 31, 1996 and 1995, and the changes in plan equity for each of the three years in the period ended December 31, 1996, in conformity with generally accepted accounting principles.





Boston Massachusetts                               /s/Coopers & Lybrand L.L.P.
June 24, 1997                                      ----------------------------
                                                   COOPERS & LYBRAND L.L.P.

                           INSTRON CORPORATION SAVINGS
                           ---------------------------
                                AND SECURITY PLAN
                                -----------------
                        STATEMENTS OF FINANCIAL CONDITION
                        ---------------------------------

                                                          DECEMBER 31,
                                                --------------------------------
                                                     1996              1995
                                                     ----              ----

ASSETS

Cash                                             $    37,955       $    26,252

Investment in Instron Corporation
   Common Stock, at fair value
    (cost $5,551,846 at December 31,
    1996, and $5,259,402 at December 31,
    1995)                                          6,042,187         6,417,563

Shares of Registered Investment Companies,
   at fair value (cost $17,902,409
    at December 31, 1996 and $14,860,373
    at December 31, 1995)                         20,152,389        15,754,431

Common/Collective Investment Trust, at
 contract value                                    5,089,978         5,074,088

Corporate Stocks, at fair value
 (Cost $72,978 at December 31, 1995)                       0            71,915

Loans receivable from Plan
   Participants                                      945,426           978,877

Contributions receivable:

   Employee                                           91,718            61,577
   Employer                                           27,593            41,257

Dividends receivable                                  18,982            19,265
Other receivable                                      14,953            45,430
                                                 -----------       -----------
Total Plan Assets                                $32,421,181       $28,490,655
                                                 ===========       ===========
LIABILITIES AND PLAN EQUITY

Accounts payable                                 $    42,209       $    38,080
Plan equity                                       32,378,972        28,452,575
                                                 -----------       -----------
Total Liabilities and Plan Equity                $32,421,181       $28,490,655
                                                 ===========       ===========

               See accompanying notes to the financial statements.

                           INSTRON CORPORATION SAVINGS
                           ---------------------------
                                AND SECURITY PLAN
                                -----------------

                              STATEMENTS OF INCOME
                              --------------------
                           AND CHANGES IN PLAN EQUITY
                           --------------------------



                                         For the year       For the year       For the year
                                            ended              ended              ended
                                      December 31, 1996  December 31, 1995  December 31, 1994
                                      -----------------  -----------------  -----------------
Investment income:
   Interest                              $   382,457        $   362,748        $   318,891

Dividends on Instron
 Corporation Common Stock                     74,589             68,718             49,307

Other dividends                            1,753,076          1,390,210            829,769
                                         -----------        -----------        -----------

Net investment income                      2,210,122          1,821,676          1,197,967
                                         -----------        -----------        -----------

Net appreciation (depreciation) in
 the fair value of investments             1,082,270          1,974,077           (267,947)
                                         -----------        -----------        -----------

Net additions
 from investment activity                  3,292,392          3,795,753            930,020
                                         -----------        -----------        -----------

Contributions:
   Participants                            1,910,693          3,779,555          1,702,228
   Employer                                  560,888            572,670            496,690
                                         -----------        -----------        -----------

                                           2,471,581          4,352,225          2,198,918
                                         -----------        -----------        -----------

Total additions                            5,763,973          8,147,978          3,128,938
                                         -----------        -----------        -----------

Less, benefit and termination
 payments to participants:
Distributions paid to
 participants                              1,837,576          1,041,938            466,266
                                         -----------        -----------        -----------


   Net increase in plan equity             3,296,397          7,106,040          2,662,672

Plan equity at beginning
 of year                                  28,452,575         21,346,535         18,683,863
                                         -----------        -----------        -----------

Plan equity at end of year               $32,378,972        $28,452,575        $21,346,535
                                         ===========        ===========        ===========





               See accompanying notes to the financial statements.

                         INSTRON CORPORATION SAVINGS
                         ---------------------------
                              AND SECURITY PLAN
                              -----------------
                      NOTES TO THE FINANCIAL STATEMENTS
                      ---------------------------------


NOTE 1 - GENERAL DESCRIPTION OF THE PLAN
----------------------------------------

The following description of the Instron Corporation Savings and Security Plan (the "Plan") is intended to give a general summary of its principal provisions. For a more complete description of the Plan, refer to the Plan document.

The Plan was originally effective July 1, 1984 and was last amended and restated in its entirety effective August 5, 1996 and has been subsequently amended by the first amendment thereto. Prior to the effective date of the amended and restated plan, the Plan consisted of two parts, as follows:

1. The Instron Corporation Savings and Security Plan and Trust dated September 19, 1984, as amended and restated as of January 1, 1989, as further amended, and as may be further amended from time to time "Division I or the "Instron Plan"); and

2. The Laboratory MicroSystems, Inc. Retirement and Savings Plan and Trust established as of November 1, 1987, as amended, and as may be further amended from time to time ("Division II" or the "LMS Plan").

   Division I and Division II together constituted a single plan within the meaning of Section 414(l) of the Code. All of the assets of Division I of the Plan and of Division II of the Plan were available to pay benefits to Members and Beneficiaries of the Plan, as required under Section 414(l)g of the Code. The rules set forth in each Division shall continue to apply separately to those employees eligible to participate in such Division.

   Effective as of August 5, 1996, the assets of the Trust maintained under Division II of the Plan were transferred to the Trust maintained under Division I of the Plan. All accounts held under Division II of the Plan were transferred to Division I as of such date.

The Plan consists of a cash or deferred compensation plan under Section 401(k) of the Code of 1986, as amended and the Instron Plan is an employee stock ownership plan. The purpose of the 401(k) plan is to enable participating employees of the Company ("Participants") to save for retirement on a tax-deferred and/or an after-tax basis, and the purpose of the Employee Stock Ownership Plan is to invest primarily in employer securities. The Instron Plan is an individual account plan in which each Participant's benefits are based solely on the amounts contributed to the Plan by the Participant and by the Company on the Participant's behalf, as adjusted by income and gains and losses which are allocated to each Participant. The Plan is subject to the rules and regulations of the Employee Retirement Income Security Act of 1974, as amended, including rules relating to the duties and conduct of the Plan's fiduciaries.

The following is a description of the provisions of the Instron Plan Division I through August 4, 1996 and of the entire Plan from August 5, 1996 on:

ELIGIBILITY. Employees of the Company are eligible to participate in the Instron Plan as of their first pay period. Eligibility to receive matching Company contributions commences on the first day of the pay period coincident with the completion of one year of eligibility service. Non-resident aliens are not eligible to participate in the Instron Plan. LMS employees became eligible as of July 8, 1996, to participate in the Instron Plan - Division I.

ADMINISTRATION. The Plan is administered on behalf of the Company by the Committee which is appointed by the Company. Vanguard Fiduciary Trust Company, the Trustee under the Instron Plan, acts as trustee, recordkeeper and custodian of the securities and investments held by the Instron Plan.

CONTRIBUTIONS. The Instron Plan permits four types of contributions--employee pre-tax contributions, employee after-tax contributions, employee rollover contributions and Company matching contributions. Each eligible employee may voluntarily enter into a salary adjustment agreement with the Company pursuant to which the employee agrees to a reduction in direct remuneration (pre-tax contribution). Participants may also enter into a payroll deduction agreement with the Company for after-tax contributions. The total of these deductions (pre-tax and after-tax) may not exceed 17% of annual compensation (the "Participant's Contributions").

The Company, in the discretion of the Board of Directors, may make matching contributions, based on a Participant's contributions. Currently, the matching contribution is equal to one-half of the Participant's Contributions (pre-tax and after-tax)up to 6% of compensation, with a maximum matching contribution of 3% of annual compensation (the "Company Contribution").

INVESTMENTS. Matching contributions made on a Participant's behalf by the Company will be invested in shares of the common stock of the Company. Participants who have attained age 55 and have 10 years of Plan membership may transfer a portion of their matching contribution account out of the Instron Common Stock Fund in accordance with Section 401(a)28 of the Code. A Participant may direct that his pre-tax, after-tax and rollover contributions be invested in 10% increments in one or more of the following investment options designated by the Committee. Funds A-F are sponsored by The Vanguard Group. The description of each of the Vanguard funds is qualified in its entirety by the prospectus for the fund which can be obtained from the Trustee.

THERE CAN BE NO ASSURANCE THAT ANY OF THE FUNDS WILL ACHIEVE THEIR STATED OBJECTIVES.

FUND A - VANGUARD INVESTMENT CONTRACT TRUST. The Vanguard Variable Rate Investment Contract Trust provides for interest and safety of principal for a three year period by investing in fixed rate investment contracts and variable rate investment contracts issued by insurance companies or banks that are highly rated by the major credit rating agencies and viewed by Vanguard as being financially sound. The interest rate and principal of each contract are obligations of the issuing insurance company or bank, NOT of the Trustee of the Company. Certain restrictions, limitations and penalties apply to transfers or withdrawals of a participant's account balances out of this Fund. These restrictions are described in the materials provided by the Trustee.

FUND B - VANGUARD MONEY MARKET RESERVES - PRIME PORTFOLIO. The Vanguard Money Market Reserves - Prime Portfolio ("Prime Portfolio") is a money market fund that seeks maximum current income, preservation of capital and liquidity by investing in a portfolio of high-quality money market instruments that mature in one year or less. These include negotiable certificates of deposit, bankers' acceptances, commercial paper, and other short-term corporate obligations. The Prime Portfolio seeks to maintain a net asset value of $1.00 per share. An investment in the Prime Portfolio is neither insured nor guaranteed by the U.S. Government, the Trustee or the Company, and there can be no assurance that the Prime Portfolio will be able to maintain a stable net asset value of $1.00 per share or that it will achieve any particular level of current income.

FUND C - VANGUARD FIXED INCOME SECURITIES FUND - INVESTMENT GRADE CORPORATE PORTFOLIO. The Vanguard Fixed Income Securities Fund - Investment Grade Corporate Portfolio ("Corporate Portfolio") is a fixed income fund whose primary objective is to provide a high level of current income consistent with maintenance of principal and liquidity by

FUND C - Vanguard Fixed Income Securities Fund - Investment Grade Corporate
---------------------------------------------------------------------------
Portfolio (continued).
----------------------

investing in a diversified portfolio of long-term, investment grade bonds. The Corporate Portfolio emphasizes high-quality corporate bonds. At least 70% of the Corporate Portfolio is invested in a diversified portfolio of bonds that, at the time of purchase, were selected from the four highest grades assigned by Moody's Investors Service or Standard & Poor's Corporation. The Corporate Portfolio is designed for investors who are seeking a high-quality, long-term corporate bond portfolio and who are willing to accept the potential of significant share price volatility due to the relatively long average maturity of Corporate Portfolio's investments.

FUND D - VANGUARD WINDSOR FUND. The Vanguard Windsor Fund is an equity fund whose primary objective is to seek long-term growth of capital and income by investing in a portfolio of common stocks. As a secondary objective, this Fund also seeks to provide a reasonable level of current income. Although the Fund invests primarily in common stocks, it may invest in money market instruments, fixed income securities and other equity securities, such as preferred stock. The Fund may also invest in stock futures contracts and options.

FUND E - VANGUARD STAR PORTFOLIO. The Vanguard Star Portfolio is a diversified equity and fixed income fund whose primary objective is to maximize long-term total return of capital and income. The Star Portfolio invests 60%-70% of its assets in seven Vanguard equity funds, including Vanguard/Windsor Fund, Vanguard/Windsor II, Vanguard Index Trust-500 Portfolio, Vanguard/PRIMECAP Fund, Vanguard Morgan Growth Fund, and Vanguard Explorer Fund. Approximately 30%-40% of Star Portfolio's assets are invested in three Vanguard fixed-income portfolios including Long-Term Corporate Portfolio and GNMA Portfolio of Vanguard Fixed Income Securities Fund, and Prime Portfolio of Vanguard Money Market Reserves.

FUND F - VANGUARD U.S. GROWTH FUND. The Vanguard U.S. Growth Portfolio seeks long-term capital appreciation by investing in a diversified portfolio of common stocks with above-average growth potential. Dividend income is considered incidental. The U.S. Growth Portfolio invests primarily in the common stocks of companies whose prospects for growth are believed to be favorable. Such companies tend to have exceptional records, strong market positions, good financial strength, and low sensitivity to changing economic conditions. Securities will be selected solely on the basis of their appreciation potential as determined from an assessment of their fundamental value and consideration of prevailing market conditions.

INSTRON COMMON STOCK FUND. Contributions allocated to the Instron Common Stock Fund are invested in common shares of Instron Corporation ("Instron Common Stock") which is purchased by the Trustee on the open market or directly from the Company, depending on market conditions. The value of the Instron Common Stock Fund is subject to fluctuation in the market price of Instron Common Stock and there is no guarantee of investment performance.

VESTING AND VOTING RIGHTS. Each Participant is, at all times, 100% vested in all of the investments in his account, including both those arising from Participant's Contributions and those arising from the Company's Contributions. Each Participant has the right to direct the Trustee's vote as to the number of Instron Corporation common shares standing to his credit in his account on the record date for any Company stockholder meeting. The Committee will direct the Trustee to vote proxies and take similar action with respect to the Plan's securities ownership other than Instron Corporation common shares.

PARTICIPANT'S ACCOUNTING. Each participant's account is independently maintained by the Trustee and reflects all Participant's contributions and Company's contributions by both contribution and investment category. Accounts are periodically adjusted to reflect the effect of investment income, realized and unrealized investment gains and losses and withdrawals and other distributions.

BENEFITS. Participants are entitled to receive their entire interest in the Instron Plan in a lump sum whenever their employment with the Company terminates for any reason. Benefits are paid in cash, unless a Participant elects to receive an in-kind distribution of shares of Instron Common Stock credited to his account. During the period of employment with the Company, participants may (if they are over 59-1/2 years of age, or under certain hardship conditions) be entitled to withdraw part or all of their interest (exclusive of a portion of earnings) in investments arising from Participant's contributions, but not their interests in investments arising from the Company's matching contribution. If such withdrawals are non-hardship condition withdrawals, matching Company Contributions will be suspended during the twelve months following the withdrawal. All such withdrawals (except an amount equal to a Participant's after-tax contribution) are subject to federal income tax. In addition, a 10% excise tax is imposed on withdrawals made before the age of 59-1/2 years. Withdrawals of Company matching funds on the employee pre-tax and after-tax contributions are allowed upon termination of employment or retirement.

Benefit payments are generally distributed within 60 days after the Participant becomes entitled to receive them, in a manner prescribed by the Committee. Special rules apply in the case of a Participant's death.

PARTICIPANT LOANS. Active participants are permitted to borrow funds from their pre-tax, after-tax and rollover accounts in the Plan subject to certain limitations. Loans are not permitted from a Participant's Company Contribution account. During the 1996 Plan year, the interest rate on these loans is equal to Bank of Boston's prime rate plus 1%, at the time the loan is granted. These loans generally must be repaid over a period of no longer than 5 years. Interest paid by a Participant is credited to the account(s) from which the loan is made. Investment income includes interest income of $78,825, $76,074, and $59,823 from employee loans for the years ended December 31, 1996, 1995, and 1994, respectively.

MERGED PROFIT SHARING ACCOUNTS. In September 1995, the Instron Corporation Employees' Profit Sharing Plan was merged into the Plan. All participants are 100% vested in their transferred profit sharing accounts. Upon termination of employment, profit sharing accounts are distributed at the election of the participant in a lump sum, by purchase of an annuity or by installment payments over a period of up to 15 years. Participants may take loans from their profit sharing accounts in accordance with the rules discussed above.

OTHER. The Company's contributions may be made only to the extent the Company has available allowable deductions under the Internal Revenue Code. The contribution percentages of certain participants may be reduced under certain circumstances and other steps may be taken, as outlined in the Instron Plan, in order to maintain the Plan's tax exempt status. There are special rules to allow "Rollover Contributions" of amounts received by employees from certain other retirement plans, as defined in the Plan.

The following is a description of the provisions of the LMS Plan - Division II, in effect until August 5, 1996:

INVESTMENTS. A participant may direct that his pre-tax, after-tax contributions, rollover contributions, LMS matching contributions and discretionary contributions made on a participant's behalf be invested in various investment options. The majority of participant investments are in mutual funds sponsored by The American Funds Groups and in individual corporate stocks, which are principally included under the "Other" caption of Note 7.

ELIGIBILITY. Employees of Laboratory MicroSystems, Inc. ("LMS") are eligible to participate in the LMS Plan on the earlier of the first day of the Plan Year or the fourth, seventh or tenth month of the Plan Year coinciding with or next following the completion of six (6) months of service and attainment of age 21.

ADMINISTRATION. The LMS Plan is administered by an LMS-appointed Trustee. The First Albany Corporation acts as recordkeeper and custodian of the securities and investments held by the LMS Plan.

CONTRIBUTIONS. The LMS Plan permits five types of contributions: employee pre-tax contributions, employee after-tax contributions, employee rollover contributions, Company matching contributions and discretionary contributions. Each eligible employee may voluntarily enter into a salary adjustment agreement pursuant to which the employee agrees to a reduction in direct remuneration (pre-tax contribution). The total of these contributions may not exceed the limitation prescribed by law. Participants may also enter into a payroll deduction agreement with LMS for after-tax contributions (up to 6% of compensation).

The matching contribution for the 1996 year was equal to 33-1/3% of a Participant's salary reduction contributions (only salary reductions up to 6% of a Participant's compensation are considered for this purpose) for the period January 1, 1996 through July 7, 1996. LMS may also make a contribution, in its sole discretion, to be allocated on the basis of total compensation. For 1996, LMS made contributions totalling $16,242.

VESTING. Each participant is 100% vested in all amounts credited to their accounts. As of December 31, 1996 and 1995, there were no forfeited non-vested accounts.

BENEFITS. Whenever employment with LMS terminates for any reason, participants are entitled to receive their interest in the LMS Plan in a single lump sum payment or in equal installments over a period of not more than the participant's assumed life expectancy at the time of distribution.

During the period of employment with LMS, Participants may be entitled to withdraw part or all of their interests in the LMS Plan (exclusive of a portion of earnings if they are over 59-1/2 years of age or under certain hardship conditions.) All such withdrawals (except an amount equal to a Participant's after-tax contributions) are subject to federal income tax. In addition, a 10% excise tax is imposed on withdrawals made before the age of 59 1/2 years.

PARTICIPANT LOANS. Active participants are permitted to borrow funds from their accounts in the Plan subject to certain limitations. During the 1996 Plan year, the interest rate on these loans is equal to the prime rate plus 1% as reported in the Wall Street Journal, at the time the loan is granted. These loans generally must be repaid over a period of no longer than 5 years. Interest paid by a Participant is credited to the account(s) from which the loan is made.

OTHER. The LMS contributions may be made only to the extent that the Company has available allowable deductions under the Internal Revenue Code. The contribution percentages of certain Participants may be reduced under certain circumstances and other steps may be taken, as outlined in the Plan in order to maintain the Plan's tax exempt status. There are special rules to allow "rollover contributions" of amounts received by employees from certain other retirement plans, as defined in the Plan.

PARTICIPANTS ACCOUNTING. Each participant's account is independently maintained by the Trustee and reflects all participant's contributions and LMS's contributions. Accounts are periodically adjusted to reflect the effect of investment income, realized and unrealized investment gains and losses, withdrawals and other distributions. The LMS accounts were transferred to Vanguard Fiduciary Trust Company as of August 5, 1996.

NOTE 2 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES
---------------------------------------------------

BASIS OF ACCOUNTING. The accompanying financial statements have been prepared on the accrual basis of accounting, in conformity with generally accepted accounting principles.

INVESTMENT VALUATION. Investments in mutual fund shares are valued at the net asset value announced by the fund as of the close of business on the last business day of the year.

Investments in Instron Corporation's common stock are valued at the last reported sales price on the last business day of the year. In the event that no sale was reported on that date, such investments are valued at the mean of the last reported bid and asked price or the price of the last sale reported, whichever is more recent.

Investments in shares of Vanguard's Variable Rate Investment Contract Trust are stated at contract value, which approximates fair value. Participants' loans receivable are valued at cost which approximates fair value.

All investments of the Plan are valued at fair value as estimated in good faith by the recordkeeper.

SECURITY TRANSACTIONS AND INVESTMENT INCOME. Sales of shares of the collective investment trust are recorded on the Trustee's valuation dates (the last day of each calendar month). All other security transactions are recorded on the trade date. Realized gains or losses on security transactions are recorded as the difference between proceeds received and cost as determined on the average cost basis.

Transfers between investment options are treated as the purchase of one investment option out of the proceeds of the sale of another.

Dividend income is recorded on the ex-dividend date. Interest income is recorded on the accrual basis.

In accordance with the policy of stating investments at current value, net unrealized appreciation or depreciation for the period is reflected in the Statement of Income and Changes in Plan Equity.

EXPENSES OF THE PLAN. All expenses incurred in the administration of the Plan and the Trust are charged to and paid by the Company. To the extent not paid by the Company, the expenses may be charged against the Trust assets.

NET APPRECIATION (DEPRECIATION). The Plan presents in the Statement of Income and Changes in Plan Equity the net appreciation (depreciation) in the fair value of its investments which consists of the realized gains or losses and the unrealized appreciation (depreciation) on those investments.

USE OF ESTIMATES. The preparation of the Plan's financial statements in conformity with generally accepted accounting principles requires the plan administrator to make significant estimates and assumptions that affect the reported amounts of net assets available for benefits at the date of the financial statements and the changes in net assets available for benefits during the reporting period and, when applicable, disclosures of contingent assets and liabilities at the date of the financial statements. Actual results could differ from those estimates.

RISK AND UNCERTAINTIES. The Plan provides for various investment options in any combination of stocks, bonds, fixed income securities, mutual funds, and other investment securities. Investment securities are exposed to various risks, such as interest rate, market, and credit risks. Due to the level of risk associated with certain investment securities, it is at least reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect participants' account balances and the amounts reported in the statement of net assets available for plan benefits.

NOTE 3 - INVESTMENTS
--------------------

At December 31, 1996 and 1995 the number of participants in each investment program, the number of units/shares, cost and the current value of investments held were as follows:


                                                             December 31, 1996
                                 ---------------------------------------------------------------------
                                                        Units/                         Market/Fair
                                    Participants       Shares           Cost              Value
                                    ------------       ------           ----              -----

Instron Common Stock                    532           473,897       $ 5,551,846       $ 6,042,187*

Vanguard Windsor Fund                   443           798,576        11,279,315        13,248,381*

Vanguard Fixed Income
   Securities Fund,
   Investment Grade
   Bond Portfolio                       180           213,467         1,840,560         1,876,377*

Vanguard Money Market
   Trust, Prime Portfolio               187         2,506,872         2,506,872         2,506,872*

Vanguard Variable Rate
   Investment Contract
   Trust                                267         5,089,978         5,089,978         5,089,978*

Vanguard Star Portfolio                 139            73,323         1,111,468         1,162,902

Vanguard U.S. Growth Fund               167            57,197         1,164,194         1,357,857

Loan Fund                               142                 0           945,426           945,426
                                                                    -----------       -----------


   Total                                                            $29,489,659       $32,229,980
                                                                    ===========       ===========


*Exceed 5% of Plan Assets



                                          DECEMBER 31, 1995
                            -------------------------------------------------------------
                                            Units/                           Market/Fair
                            Participants    Shares            Cost              Value
                            ------------    ------            ----              -----

Instron Common Stock            488         475,375       $ 5,259,402       $ 6,417,563*

Vanguard Windsor Fund           391         673,484         9,223,346         9,785,727*

Vanguard Fixed Income
  Securities Fund,
  Investment Grade
  Bond Portfolio                178         197,591         1,700,111         1,872,973*

Vanguard Money Market
  Trust, Prime Portfolio        181       2,453,458         2,453,458         2,453,458*

Vanguard Variable Rate
  Investment Contract
  Trust                         281       5,074,088         5,074,088         5,074,088*

Vanguard Star Portfolio          73          41,173           583,429           618,417

Vanguard U.S. Growth Fund        76          29,088           508,748           591,950

Loan Fund                       148               0           978,877           978,877

Other                            46               0           464,259           503,821
                                                          -----------       -----------


   Total                                                  $26,245,718       $28,296,874
                                                          ===========       ===========


*Exceed 5% of Plan Assets.

NOTE 4 - PLAN TERMINATION
-------------------------

The Company believes the Plan will continue without interruption, but reserves the right to terminate or amend the Plan or discontinue contributions thereto. In the event that both the Plan and the related trust funds terminate, all participants' accounts continue to be fully vested and nonforfeitable. All accounts will be valued as of the termination date and all account balances will be distributed in full to participants, in the form of cash and/or Company common stock.

NOTE 5 - FEDERAL INCOME TAXES
-----------------------------

The Plan and its related trust are intended to satisfy the provisions of Sections 401 and 501 of the Code as amended from time to time and under any corresponding provisions of the Code which may be enacted. The Instron Plan is also designed to qualify as an "employee stock ownership plan" under Section 4975(e) of the Code. Accordingly, the Plan is intended to be exempt from Federal Income taxes.

The Plan last received a favorable determination letter dated January 3, 1997, from the IRS in connection with the Plan as amended and restated effective August 5, 1996, as amended. Management believes the Plan is operating in compliance with the requirements of the IRS to maintain its tax exempt status. Management is committed to amend the Plan as necessary to maintain its tax exempt status.

Annual Participant's contributions up to $9,500 in 1996, adjusted annually for cost of living, the Company's contributions, and earnings on all contributions may be tax deferred. In addition, when any shares of Common Stock of the Company are distributed as part of a lump distribution to an employee, a portion of the tax thereon (on net unrealized appreciation) may be postponed until the time of disposition of such shares. Tax on Plan distributions may be deferred to the extent a distribution is rolled over into another qualified plan or an IRA in accordance with IRS rules.

    NOTE 6 - ALLOCATION OF PLAN ASSETS AND LIABILITIES TO INVESTMENT PROGRAMS
    -------------------------------------------------------------------------

                                                                  DECEMBER 31, 1996
              ---------------------------------------------------------------------------------------------------------------------
                                               Vanguard
                     Instron                     Fixed      Vanguard                 Vanguard     Common/
                     Common      Vanguard       Income        Money       Vanguard     U.S.     Collective
                      Stock       Windsor     Securities     Market         Star      Growth      Investment    Loan
                      Fund         Fund          Fund       Reserves       Growth      Fund         Trust       Fund        Total
                   ---------    -----------   ----------   ----------   ----------   ---------   ----------   --------   ----------
ASSETS

Cash              $   37,955                                                                                            $    37,955


Investments at
fair value         6,042,187    $13,248,381   $1,876,377   $2,506,872   $1,162,902   $1,357,85   $5,089,978   $945,426   32,229,980



Contributions
receivable:
      Employee         2,486         37,192        6,337        4,363        9,904       15,872      15,564                  91,718
      Employer        27,593                                                                                                 27,593


Dividends             18,982                                                                                                 18,982
receivable


Other receivable      14,614            339                                                                                  14,953
                  ----------    -----------   ----------   ----------   ----------   ----------  ----------   --------  -----------



Total Plan Assets $6,143,817    $13,285,912   $1,882,714   $2,511,235   $1,172,806   $1,373,72   $5,105,542   $945,426  $32,421,181
                  ==========    ===========   ==========   ==========   ==========   ==========  ==========   ========  ===========


LIABILITIES AND
 PLAN EQUITY:


Accounts payable  $   42,209                                                                                            $    42,209


Plan Equity        6,101,608     13,285,912    1,882,714    2,511,235    1,172,806    1,373,729   5,105,542    945,426   32,378,972
                  ----------    -----------   ----------   ----------   ----------   ----------  ----------   --------  -----------


Total Liabilities
 and Plan Equity  $6,143,817    $13,285,912   $1,882,714   $2,511,235   $1,172,806   $1,373,72   $5,105,542   $945,426  $32,421,181
                  ==========    ===========   ==========   ==========   ==========   ==========  ==========   ========  ===========

    NOTE 6 - ALLOCATION OF PLAN ASSETS AND LIABILITIES TO INVESTMENT PROGRAMS

                                                              DECEMBER 31, 1995
               -------------------------------------------------------------------------------------------------------------------

                                            Vanguard
                     Instron                  Fixed     Vanguard             Vanguard    Common/
                     Common     Vanguard     Income       Money    Vanguard    U.S.    Collective
                      Stock      Windsor   Securities    Market      Star     Growth   Investment    Loan
                      Fund        Fund        Fund      Reserves    Growth     Fund      Trust       Fund     Other       Total
                   ----------  ----------  ----------  ----------  --------  --------  ----------  --------  --------  -----------
ASSETS

Cash                $  26,252                                                                                           $   26,252


Investments at
Fair value          6,417,563   $9,785,72  $1,872,973  $2,453,458  $618,417  $591,950  $5,074,088  $978,877  $503,821   28,296,874

Contributions
receivable:
      Employee          2,613      27,695       4,942       4,773     2,830     3,113      15,611                           61,577
      Employer         18,717                                                              22,540    41,257


Dividends
 receivable            19,265                                                                                               19,265

Other receivable       28,627       7,800       1,109       1,782     1,258       306       4,548                           45,430
                   ----------  ----------  ----------  ----------  --------  --------  ----------  --------  --------  -----------


Total Plan Assets  $6,513,037  $9,821,222  $1,879,024  $2,460,013  $622,505  $595,369  $5,094,247  $978,877  $526,361  $28,490,655
                   ==========  ==========  ==========  ==========  ========  ========  ==========  ========  ========  ===========

LIABILITIES AND
 PLAN EQUITY:

Accounts payable   $   38,080                                                                                          $    38,080


Plan Equity         6,474,957   9,821,222   1,879,024   2,460,013   622,505   595,369   5,094,247   978,877   526,361   28,452,575
                   ----------  ----------  ----------  ----------  --------  --------  ----------  --------  --------  -----------


Total Liabilities
 and Plan Equity   $6,513,037  $9,821,222  $1,879,024  $2,460,013  $622,505  $595,369  $5,094,247  $978,877  $526,361  $28,490,655
                   ==========  ==========  ==========  ==========  ========  ========  ==========  ========  ========  ===========



NOTE 7 - ALLOCATION OF PLAN INCOME AND CHANGES IN PLAN EQUITY TO INVESTMENT
         ------------------------------------------------------------------
         PROGRAMS
         --------


                                                         FOR THE YEAR ENDED DECEMBER 31, 1996
                      ----------------------------------------------------------------------------------------------------------


                                                     Vanguard
                         Instron                      Fixed        Vanguard                 Vanguard      Common/
                         Common       Vanguard        Income        Money       Vanguard      U.S.      Collective
                          Stock        Windsor      Securities      Market        Star       Growth     Investment      Loan
                          Fund          Fund           Fund        Reserves      Growth       Fund        Trust         Fund
                      -----------   ------------   -----------   -----------   ----------  ----------  -----------   -----------


Investment Income:

Interest              $     1,651   $         --   $        --   $        --   $       --  $       --  $   301,203   $    78,825

Dividends                  74,589      1,263,916       156,653       123,864      101,508      99,427           --             0
                      -----------   ------------   -----------   -----------   ----------  ----------  -----------   -----------
   Net investment
   income                  76,240      1,263,916       156,653       123,864      101,508      99,427      301,203        78,825
                      -----------   ------------   -----------   -----------   ----------  ----------  -----------   -----------

Net appreciation
(depreciation)in
the fair value of
investments
                         (338,715)     1,425,384      (138,983)            0       30,369     114,916            0             0
                      -----------   ------------   -----------   -----------   ----------  ----------  -----------   -----------
   Net additions
   from
   investment
   activity              (262,475)     2,689,300        17,670       123,864      131,877     214,343      301,203        78,825
                      -----------   ------------   -----------   -----------   ----------  ----------  -----------   -----------

Contributions:
   Participants            75,464        782,730       141,381       137,558      142,171     176,873      390,379             0
   Employer               544,646              0             0             0            0           0            0             0
                      -----------   ------------   -----------   -----------   ----------  ----------  -----------   -----------

                          620,110        782,730       141,381       137,558      142,171     176,873      390,379             0
                      -----------   ------------   -----------   -----------   ----------  ----------  -----------   -----------

   Total additions        357,635      3,472,030       159,051       261,422      274,048     391,216      691,582        78,825
                      -----------   ------------   -----------   -----------   ----------  ----------  -----------   -----------

Less, benefit and
termination payments
to participants:

   Distributions
   paid to                305,546        352,873        82,840       143,348      167,732      40,692      543,539        56,217
   participants       -----------   ------------   -----------   -----------   ----------  ----------  -----------   -----------

                           52,089      3,119,157        76,211       118,074      106,316     350,524      148,043        22,608
                      -----------   ------------   -----------   -----------   ----------  ----------  -----------   -----------
Interfund
transfers                (425,438)       345,533       (72,521)      (66,851)     443,984     427,836     (136,748)      (56,059)
                      -----------   ------------   -----------   -----------   ----------  ----------  -----------   -----------

   Net increase
   (decrease) in
   plan equity
                         (373,349)     3,464,690         3,690        51,223      550,300     778,360       11,295       (33,451)
                      -----------   ------------   -----------   -----------   ----------  ----------  -----------   -----------
Plan equity at
beginning of year       6,474,957      9,821,222     1,879,024     2,460,013      622,505     595,369    5,094,247       978,877
                      -----------   ------------   -----------   -----------   ----------  ----------  -----------   -----------

Plan equity at
end of year           $ 6,101,608   $ 13,285,912   $ 1,882,714   $ 2,511,236   $1,172,805  $1,373,729  $ 5,105,542   $   945,426
                      ===========   ============   ===========   ===========   ==========  ==========  ===========   ===========



                          Other       Total
                      -----------    ----------


Investment Income:

Interest              $       778   $   382,457

Dividends                   7,708     1,827,665
                      -----------   -----------
   Net investment
   income                   8,486     2,210,122
                      -----------   -----------

Net appreciation
(depreciation)in
the fair value of
investments
                          (10,701)    1,082,270
                      -----------   -----------
   Net additions
   from
   investment
   activity                (2,215)    3,292,392
                      -----------   -----------

Contributions:
   Participants            64,137     1,910,693
   Employer                16,242       560,888
                      -----------   -----------

                           80,379     2,471,581
                      -----------   -----------

   Total additions         78,164     5,763,973
                      -----------   -----------

Less, benefit and
termination payments
to participants:

   Distributions
   paid to
   participants           144,789     1,837,576
                      -----------   -----------
                          (66,625)    3,926,397
                      -----------   -----------
Interfund transfers      (459,736)            0
                      -----------   -----------

   Net increase
   (decrease) in
   plan equity           (526,361)    3,926,397
                      -----------   -----------
Plan equity at
beginning of year         526,361    28,452,575
                      -----------   -----------
Plan equity at
end of year           $         0   $32,378,972
                      ===========   ===========


                    NOTE 7 - ALLOCATION OF PLAN INCOME AND CHANGES IN PLAN EQUITY TO INVESTMENT PROGRAMS
                    ------------------------------------------------------------------------------------

                                                   FOR THE YEAR ENDED DECEMBER 31, 1995
                        ---------------------------------------------------------------------------------------------------

                                                     Vanguard
                           Instron                    Fixed        Vanguard                Vanguard     Common/
                           Common     Vanguard        Income        Money      Vanguard      U.S.     Collective
                            Stock      Windsor      Securities      Market       Star      Growth     Investment      Loan
                            Fund        Fund          Fund         Reserves    Portfolio    Fund        Trust         Fund
                            ----        ----          ----         --------    ---------    ----        -----         ----


Investment
Income:

Interest                $    2,085    $     --     $     --      $     --      $   --     $   --      $  283,457    $ 76,815

Dividends                   68,718     1,095,273      113,615       101,953      40,753     23,577             0           0
                        ----------    ----------   ----------    ----------    --------   --------    ----------    --------


   Net investment
   income                   70,803     1,095,273      113,615       101,953      40,753     23,577       283,457      76,815
                        ----------    ----------   ----------    ----------    --------   --------    ----------    --------

Net appreciation
in the fair
value of
investments                489,962     1,024,773      259,380             0      52,122     88,617             0           0
                        ----------    ----------   ----------    ----------    --------   --------    ----------    --------

   Net additions
   from investment
   activity                560,765     2,120,046      372,995       101,953      92,875    112,194       283,457      76,815
                        ----------    ----------   ----------    ----------    --------   --------    ----------    --------

Contributions:
   Participants            184,727     1,073,855      170,092       999,767     241,577    202,067       801,663           0
   Employer                529,218             0            0             0           0          0             0           0
                        ----------    ----------   ----------    ----------    --------   --------    ----------    --------

                           713,945     1,073,855      170,092       999,767     241,577    202,067       801,663           0
                        ----------    ----------   ----------    ----------    --------   --------    ----------    --------

   Total additions       1,274,710     3,193,901      543,087     1,101,720     334,452    314,261     1,085,120      76,815
                        ----------    ----------   ----------    ----------    --------   --------    ----------    --------

Less, benefit and
termination payments
to participants:

   Distributions
   paid to
   participants            163,539       430,461       62,793       118,010      21,538     14,488       173,411      30,710
                        ----------    ----------   ----------    ----------    --------   --------    ----------    --------

                         1,111,171     2,763,440      480,294       983,710     312,914    299,773       911,709      46,105
                        ----------    ----------   ----------    ----------    --------   --------    ----------    --------

Interfund transfers        (79,601)      230,559       25,354      (114,831)     63,642     66,183      (248,069)     66,887
                        ----------    ----------   ----------    ----------    --------   --------    ----------    --------

   Net increase
   in plan equity        1,031,570     2,993,999      505,648       868,879     376,556    365,956       663,640     112,992
                        ----------    ----------   ----------    ----------    --------   --------    ----------    --------

Plan equity at
beginning of year        5,443,387     6,827,223    1,373,376     1,591,134     245,949    229,413     4,430,607     865,885
                        ----------    ----------   ----------    ----------    --------   --------    ----------    --------

Plan equity at
end of year             $6,474,957    $9,821,222   $1,879,024    $2,460,013    $622,505   $595,369    $5,094,247    $978,877
                        ==========    ==========   ==========    ==========    ========   ========    ==========    ========



                   FOR THE YEAR ENDED DECEMBER 31, 1995
                           ----------------------
                              Other        Total
                              -----        -----

Investment
Income:

Interest                   $    391   $   362,748

Dividends                    15,039     1,458,928
                           --------   -----------

   Net investment
   income                    15,430     1,821,676
                           --------   -----------
Net appreciation
in the fair
value of
investments                  59,223     1,974,077
                           --------   -----------

   Net additions
   from investment
   activity                  74,653     3,795,753
                           --------   -----------

Contributions:
   Participants             105,807     3,779,555
   Employer                  43,452       572,670
                           --------   -----------

                            149,259     4,352,225
                           --------   -----------

   Total additions          223,912     8,147,978
                           --------   -----------

Less, benefit and
termination payments
to participants:

   Distributions
   paid to
   participants              26,988     1,041,938
                           --------   -----------

                            196,924     7,106,040
                           --------   -----------

Interfund transfers         (10,124)            0
                           --------   -----------


   Net increase
   in plan equity           186,800     7,106,040
                           --------   -----------

Plan equity at
beginning of year           339,561    21,346,535
                           --------   -----------

Plan equity at
end of year                $526,361   $28,452,575
                           ========   ===========

                    NOTE 7 - ALLOCATION OF PLAN INCOME AND CHANGES IN PLAN EQUITY TO INVESTMENT PROGRAMS
                    ------------------------------------------------------------------------------------

                                                        FOR THE YEAR ENDED DECEMBER 31, 1994
                           ---------------------------------------------------------------------------------------------------
                                                         Vanguard
                            Instron                       Fixed          Vanguard                    Vanguard     Common/
                            Common       Vanguard         Income          Money         Vanguard       U.S.       Collective
                             Stock        Windsor       Securities        Market          Star        Growth      Investment
                             Fund          Fund            Fund          Reserves       Portfolio      Fund       Trust
                             ----          ----            ----          --------       ---------      ----       ----------

Investment Income:

Interest                  $    1,457    $               $               $               $             $           $  247,348

Dividends                     49,307       635,845         112,864          62,080        12,410         2,039             0
                          ----------    ----------      ----------      ----------      --------      --------    ----------

   Net investment
   income                     50,764       635,845         112,864          62,080        12,410         2,039       247,348
                          ----------    ----------      ----------      ----------      --------      --------    ----------

Net appreciation
(depreciation) in
the fair value of
investments                  607,392      (668,245)       (190,989)              0       (12,866)        2,860             0
                          ----------    ----------      ----------      ----------      --------      --------    ----------

   Net additions from
   investment activity       658,156       (32,400)        (78,125)         62,080          (456)        4,899       247,348
                          ----------    ----------      ----------      ----------      --------      --------    ----------

Contributions:
   Participants              104,386       693,917         155,784         159,868        54,474        77,169       390,139
   Employer                  475,194             0               0               0             0             0             0
                          ----------    ----------      ----------      ----------      --------      --------    ----------

                             579,580       693,917         155,784         159,868        54,474        77,169       390,139
                          ----------    ----------      ----------      ----------      --------      --------    ----------


   Total additions         1,237,736       661,517          77,659         221,948        54,018        82,068       637,487
                          ----------    ----------      ----------      ----------      --------      --------    ----------

Less, benefit and
termination payments
to participants:

   Distributions paid to
   participants              104,668       158,663          82,484          22,751        11,347             0        77,825
                          ----------    ----------      ----------      ----------      --------      --------    ----------

                           1,133,068       502,854          (4,825)        199,197        42,671        82,068       559,662
                          ----------    ----------      ----------      ----------      --------      --------    ----------

Interfund transfers           43,687        86,033         (44,596)       (310,372)      203,278       147,345      (164,826)
                          ----------    ----------      ----------      ----------      --------      --------    ----------

   Net increase
   (decrease) in
   plan equity             1,176,755       588,887         (49,421)       (111,175)      245,949       229,413       394,836
                          ----------    ----------      ----------      ----------      --------      --------    ----------

Plan equity at
beginning of year          4,266,632     6,238,336       1,422,797       1,702,309             0             0     4,035,771
                          ----------    ----------      ----------      ----------      --------      --------    ----------

Plan equity at
end of year               $5,443,387    $6,827,223      $1,373,376      $1,591,134      $245,949      $229,413    $4,430,607
                          ==========    ==========      ==========      ==========      ========      ========    ==========




                             FOR THE YEAR ENDED DECEMBER 31, 1994
                             ------------------------------------
                              Loan
                              Fund        Other           Total
                              ----        -----           -----

Investment Income:

Interest                     $ 59,823    $ 10,263      $    318,891

Dividends                           0       4,531           879,076
                             --------    --------      ------------

   Net investment
   income                      59,823      14,794         1,197,967
                             --------    --------      ------------

Net appreciation
(depreciation) in
the fair value of
investments                         0      (6,099)         (267,947)
                             --------    --------      ------------

   Net additions from
   investment activity         59,823       8,695           930,020
                             --------    --------      ------------

Contributions:
   Participants                     0      67,076         1,702,813
   Employer                         0      20,912           496,105
                             --------    --------      ------------

                                    0      87,988         2,198,918
                             --------    --------      ------------


   Total additions             59,823      96,683         3,128,938
                             --------    --------      ------------

Less, benefit and
termination payments
to participants:

   Distributions paid to
   participants                 8,528           0           466,266
                             --------    --------      ------------

                               51,295      96,683         2,662,672
                             --------    --------      ------------

Interfund transfers            39,451           0                 0
                             --------    --------      ------------

   Net increase
   (decrease) in
   plan equity                 90,746      96,683         2,662,672
                             --------    --------      ------------

Plan equity at
beginning of year             775,139     242,879        18,683,863
                             --------    --------      ------------

Plan equity at
end of year                  $865,885    $339,561      $ 21,346,535
                             ========    ========      ============

NOTE 8 - PARTIES IN INTEREST
----------------------------


A portion of the Plan's investments are shares of mutual funds managed by Vanguard Fiduciary Trust Company (Vanguard). Vanguard acts as trustee, recordkeeper and custodian of the securities and investments held by the Instron Plan. Participants with outstanding loan balances are also considered to be parties in interest.



                                       22